Exhibit 99.2

Bit Digital, Inc. Vertically Integrates, Acquiring Tier 3 HPC Datacenter Company; 280+ MW Pipeline in Major Metropolitan Areas

NEW YORK, October 14, 2024 /PRNewswire/ -- Bit Digital, Inc. (Nasdaq: BTBT) (“Bit Digital” or the “Company”), a sustainable platform for digital assets and artificial intelligence (“AI”) infrastructure headquartered in New York, announced today that it has acquired Enovum Data Centers (“Enovum”), an owner, operator, and developer of high-performance computing (“HPC”) datacenters, for a total consideration of approximately CAD $62.8 million (approximately USD $46MM). This transaction vertically integrates Bit Digital’s HPC operations with an existing, fully operational and fully leased Tier 3 datacenter in a major city; provides a strong diversity of existing and prospective colocation customers; delivers a strong pipeline of expansion site opportunities and an experienced team to lead the development processes; and enables Bit Digital to offer new service offerings such as colocation and on-demand computing to complement its existing GPU offerings.

Transaction Overview: Bit Digital has acquired Enovum for a total consideration of CAD $62.8MM (approximately USD $46MM based on a CAD/USD exchange rate of 0.73). The acquisition was completed on a debt-free, cash-free basis, with a normalized level of working capital acquired, funded by approximately CAD $56 million of cash and approximately 1.62 million share equivalents issued solely to key management who rolled-over a significant portion of their existing ownership in Enovum. The transaction closed on October 11, 2024.

Strategic Rationale: The addition of Enovum vertically integrates Bit Digital’s HPC business into the colocation services sector of the value chain. This creates the potential for significant synergies, as Bit Digital may capture additional margin from HPC customers, versus hosting them with third party datacenters. Additionally, it enhances Bit Digital’s competitive positioning in the marketplace, enabling the Company to offer an integrated GPU cloud solution to customers. Finally, Bit Digital will enjoy greater operating flexibility by colocating its owned GPU inventory in Enovum datacenters, offering capacity to customers on a just-in-time basis – an important differentiator in a marketplace where time-to-market is paramount.

Expansion Pipeline: Enovum has a proprietary development pipeline of 288 MW, including 93MW that are currently under LOI with respective landlords. All sites are in major metropolitan areas and in general will be designed to accommodate direct-to-chip liquid cooling. Immediate term plans include bringing approximately 8MW online by the end of 2Q 2025 for approximately USD $50MM of capex. The Company expects run-rate, colocation EBITDA for the Enovum business to exit 2Q25 at approximately USD $13MM based on that development schedule. Bit Digital may also place its own GPUs at those sites, which could significantly increase EBITDA per MW. The Company is tentatively planning to bring an additional 20MW online by year-end 2025. However, development plans will be contingent on firm customer demand and financing options.

Financing Alternatives: Bit Digital has engaged an investment banking firm to pursue debt financing alternatives to expand Bit Digital’s capital resources to fund both Enovum’s expansion capex, as well as procurement of GPU servers for Bit Digital’s existing cloud business. The Enovum acquisition has been structured to optimize tax outcomes and provide for a potential future REIT (Real Estate Investment Trust) election.

Enovum Overview: Enovum, headquartered in Montreal, Canada, is an owner, operator, and developer of HPC datacenters that commenced operations in 2020. Enovum currently operates a 4MW Tier 3 datacenter in Montreal that is powered by renewable hydroelectricity. The site, which is leased through 2036 with two five-year extension options, features 2N UPS and 2N generators with N+1 redundant cooling design. The site is currently fully leased to more than a dozen colocation customers and is expected to generate approximately CAD $10MM of revenue in 2025. Enovum already has strong demand from both existing and new customers for colocation capacity in new capacity to be brought online.

Experienced Team: Bit Digital will retain key employees from Enovum as part of its purchase agreement to ensure operational continuity of the existing site and development of the expansion pipeline. These employees possess decades of collective experience in managing and developing Tier 3 data centers and fill a key gap in Bit Digital’s capabilities.

Management Commentary: Sam Tabar, Bit Digital’s CEO, commented: “We are thrilled to announce a transformational acquisition for Bit Digital. This transaction is the culmination of many months of due diligence and negotiation. Vertical integration on the HPC side has been a priority for Bit Digital and we believe we were able to achieve this goal at an attractive price. For a similar cost to ground-up development, we acquired an operational 4MW facility and a key time value advantage vs. greenfield development; a fully leased site already generating several million dollars of EBITDA; a diverse set of existing customers and firm book for future capacity; and a strong pipeline of future sites with an experienced team to lead the development process.”

Tabar continued: “One of our key criteria for acquiring an HPC site was proximity to a major metropolitan area. The existing site in Montreal and near-term expansions sites are all located in Tier-1 cities. We continue to see major value in having datacenter assets adjacent to highly populous areas as they present the most value for inference models where latency is a primary concern. Following this acquisition and contemplating our expansion program, we believe Bit Digital will be well positioned to accommodate inference workloads. In tandem with the buildout of our datacenter footprint, we will continue to invest in our GPU-as-a-service business, with the two units coalescing to establish a formidable player in the HPC industry.”

Advisors: B. Riley Securities is acting as exclusive financial advisor to Bit Digital, Inc. and Davies Ward Phillips & Vineberg LLP and White & Case LLP are acting as legal advisors.

Conference Call: The Company will host a conference call to discuss the acquisition on Tuesday, October 15th, 2024, at 9AM ET. To register for the webcast, please click: here. Additionally, participants can join the conference call by dialing 1- 800-289-0459 (passcode: 632269). An accompanying investor presentation can be found on the investor relations page bit-digital.com.

About Enovum

Enovum is a high-performance computing data center operator headquartered in Montreal, Canada. Enovum operates a Tier 3 datacenter in Montreal that currently has 4MW of capacity. The company also has a pipeline of development sites of more than 280MW, including over 90MW currently under LOI. Enovum has an experienced team that has proven to be able to build state-of-the-art datacenters and source high-value customers to fill that capacity.

About Bit Digital

Bit Digital, Inc. is a sustainable platform for digital assets and artificial intelligence (“AI”) infrastructure headquartered in New York City. Our bitcoin mining operations are located in the US, Canada, and Iceland. The Company has established a business line, Bit Digital AI, that offers infrastructure services for artificial intelligence applications. For additional information, please contact ir@bit-digital.com or visit our website at www.bit-digital.com.

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described under “Risk Factors” in Item 3.D of our most recent Annual Report on Form 20-F for the fiscal year ended December 31, 2023. If any material risk was to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. Future changes in the network-wide mining difficulty rate or bitcoin hash rate may also materially affect the future performance of Bit Digital’s production of bitcoin. Actual operating results will vary depending on many factors including network difficulty rate, total hash rate of the network, the operations of our facilities, the status of our miners, and other factors.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of Bit Digital, Inc., and its subsidiary companies. All statements, other than statements of historical fact included herein are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects,” or similar expressions, involving known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website at http://www.sec.gov. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

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